July 12, 2005

VIA Federal Express and EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Kevin Vaughn, Reviewing Accountant

Re:                               Zoran Corporation.

Comments on Form 10-K for the year ended December 31, 2004 and related filings

File No. 000-27246

Dear Mr. Vaughn:

Reference is made to the letter, dated June 21, 2005, addressed to Mr. Karl Schneider, Chief Financial Officer, of Zoran Corporation (the “Company”), regarding the above-referenced filings.  Provided below are responses to each of the numbered comments.  Please note that the headings and numbers of the responses set forth below correspond to the headings and numbers of the comments contained in the letter.

Form 8-K dated January 25, 2005 and April 28, 2005

1.              We note your response to prior comment 6.  We note that you do not consider charges for excess and obsolete inventory, amortization of intangible assets and stock compensation expense to be part of your “core operating results.”  However, these recurring charges appear to be an integral part of your ongoing operations.  Revise your disclosures to clearly state your basis for excluding these charges in your non-GAAP measure.

The Company advises the Staff that the Company does not consider charges for obsolete inventory to be an item which should be excluded from our core operating results.  These charges were not excluded in the non-GAAP measures previously disclosed and we do not intend to exclude such charges in our future non-GAAP measures.  The Company will expand its disclosure regarding the use of non-GAAP financial measures to provide further basis for excluding charges related to the amortization of intangible assets and deferred stock compensation as follows:

“USE OF NON-GAAP FINANCIAL INFORMATION: In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Zoran reports non-GAAP financial results.  Non-GAAP net income (loss) excludes amortization of acquisition-related intangibles, amortization of deferred stock-based compensation and in-process research and development expenses.

Non-GAAP net income (loss) gives an indication of the Company’s baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results.  The Company believes that this presentation of non-GAAP results of operations provides useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations as they exclude charges specifically related to acquisitions made by the Company which we consider to be outside of our core operating results. The Company believes when GAAP results of operations are viewed in conjunction with non-GAAP results of operations, investors are provided with a more meaningful understanding of the Company’s ongoing operating performance.  In addition, the Company’s management uses these non-GAAP measures for reviewing the financial results of the Company and for planning and forecasting future periods.  These measures are not in accordance with or an alternative for GAAP financial statements and may be materially different from non-GAAP measures used by other companies.”

2.              We note that you continue to present a non-GAAP statement of operations.  Revise your presentation to remove the non-GAAP statement of operations and instead present each of your non-GAAP measures individually.  Alternatively, revise your proposed discussion to include all disclosures required by Item 10(e)(1)(i) of Regulation S-K for each of these non-GAAP financial measures.  Your disclosures should address why each of these non-GAAP financial measures provides useful information to investors regarding your financial condition and results of information and how each measure is used by management.  Please provide us with a full sample of your proposed disclosures to be included in future filings.

In response to the Staff’s comment, the Company will revise our previously proposed disclosure attached to our letter dated June 13, 2005 to include all disclosures required by Item 10(e)(1)(i) of Regulation S-K for each of our non-GAAP financial measures.  Please see Exhibit A for a sample of our proposed disclosures to be included in future filings.

Response Letter Filed June 13, 2005

3.               We note that you did not provide the three acknowledgements in the form previously requested.  Accordingly, please provide all three acknowledgements as previously requested in our letter dated April 29, 2005.

The Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any questions regarding this response at (408) 523-6500.

Sincerely,

/s/ Karl Schneider
Karl Schneider
Senior Vice President of Finance and Chief Financial Officer

Exhibit A

ZORAN CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2005	2004

Revenues:
Hardware product revenues	$59,002	$68,029
Software and other revenues	14,882	12,608
Total revenues	73,884	80,637

Costs and expenses:
Cost of hardware product revenues	36,964	45,328
Research and development	20,100	18,646
Selling, general and administrative	23,174	14,817
Amortization of intangibles	12,330	10,343
Deferred stock compensation	517	1,827
Total costs and expenses	93,085	90,961

Operating loss	(19,201)	(10,324)

Interest & other income, net	405	725
Loss before income taxes	(18,796)	(9,599)

Provision for income taxes	—	386
Net loss	$(18,796)	$(9,985)

Basic net loss per share	$(0.43)	$(0.23)
Diluted net loss per share	$(0.43)	$(0.23)

Shares used to compute basic net loss per share	43,213	42,522
Shares used to compute diluted net loss per share	43,213	42,522

ZORAN CORPORATION

NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2005	2004

Revenues:
Hardware product revenues	$59,002	$68,029
Software and other revenues	14,882	12,608
Total revenues	73,884	80,637

Costs and expenses:
Cost of hardware product revenues	36,964	45,328
Research and development	20,100	18,646
Selling, general and administrative	23,174	14,817
Total costs and expenses	80,238	78,791

Operating income (loss)	(6,354)	1,846

Interest & other income, net	405	725
Income (loss) before income taxes	(5,949)	2,571

Provision for income taxes	—	386
Net income (loss)	$(5,949)	$2,185

Basic net income (loss) per share	$(0.14)	$0.05
Diluted net income (loss) per share	$(0.14)	$0.05

Shares used to compute basic net income (loss) per share	43,213	42,522
Shares used to compute diluted net income (loss) per share	43,213	45,038

ZORAN CORPORATION

RECONCILIATION OF NON-GAAP TO GAAP RESULTS OF OPERATIONS

(in thousands)

(unaudited)

	Three Months Ended					Three Months Ended
	March 31,					March 31,
	2005					2004
	As Reported (GAAP)	Non-GAAP Adjustments		Non-GAAP (a)		As Reported (GAAP)	Non-GAAP Adjustments		Non-GAAP (a)

Revenues:
Hardware product revenues	$59,002			$59,002		$68,029			$68,029
Software and other revenues	14,882			14,882		12,608			12,608
Total revenues	73,884			73,884		80,637			80,637

Costs and expenses:
Cost of hardware product revenues	36,964			36,964		45,328			45,328
Research and development	20,100			20,100		18,646			18,646
Selling, general and administrative	23,174			23,174		14,817			14,817
Amortization of intangibles	12,330	(12,330	)(b)	—		10,343	(10,343	)(b)	—
Deferred stock compensation	517	(517	)(c)	—		1,827	(1,827	)(c)	—
Total costs and expenses	93,085			80,238	(a)	90,961			78,791	(a)

Operating income (loss)	(19,201)			(6,354	)(a)	(10,324)			1,846	(a)

Interest & other income, net	405			405		725			725
Income (loss) before income taxes	(18,796)			(5,949	)(a)	(9,599)			2,571	(a)

Provision for income taxes	—			—		386			386
Net income (loss)	$(18,796)			$(5,949	)(a)	$(9,985)			$2,185	(a)

Basic net income (loss) per share	$(0.43)			$(0.14	)(a)	$(0.23)			$0.05	(a)
Diluted net income (loss) per share	$(0.43)			$(0.14	)(a)	$(0.23)			$0.05	(a)

Shares used to compute basic net income (loss) per share	43,213			43,213		42,522			42,522
Shares used to compute diluted net income (loss) per share	43,213			43,213		42,522			45,038

(a) Non-GAAP net income (loss) gives an indication of the Company’s baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results.  The Company believes that this presentation of non-GAAP total costs and expenses, non-GAAP operating income (loss), non-GAAP income (loss) before income taxes, non-GAAP net income (loss) and non-GAAP net income (loss) per share provides useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations as they exclude charges specifically related to acquisitions made by the Company which the Company considers to be outside its core operating results.  The Company believes when GAAP results of operations are viewed in conjunction with non-GAAP results of operations, investors are provided with a more meaningful understanding of the Company’s ongoing operating performance.  In addition, the Company’s management uses these measures for reviewing the financial results of the Company and for planning and forecasting future periods.  These measures are not in accordance with or an alternative for GAAP financial statements and may be materially different from non-GAAP measures used by other companies.

(b) This adjustment reflects the amortization of intangible assets for the three month periods ended March 31, 2005 and 2004 associated with the acquisitions of Oak Technology, Inc. in August 2003 and Emblaze Semiconductor in July 2004.  These acquired intangible assets are amortized over their estimated useful lives.  Such amortization expense does not impact the Company’s cash flows and is excluded by management when evaluating our core operating results.  (see (a) above)

(c) This adjustment reflects a deferred stock compensation charge related to the acquisition of Oak Technology, Inc. in August 2003.  This deferred stock compensation charge does not impact the Company’s ongoing cash flows and is excluded by management when evaluating our core operating results. (see (a) above)

ZORAN CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	March 31,	December 31,
	2005	2004

ASSETS

Current assets:
Cash and short-term investments	$81,336	$70,413
Accounts receivable, net	68,023	59,863
Inventory	34,207	50,033
Prepaid expenses & other current assets	17,995	14,130
Total current assets	201,561	194,439

Property & equipment, net	16,270	17,190
Other assets	54,108	68,619
Intangible assets, net	306,567	319,033

Total assets	$578,506	$599,281

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$27,955	$34,017
Accrued expenses and other liabilities	53,797	51,102
Total current liabilities	81,752	85,119

Long term liabilities	13,064	13,535

Stockholders’ equity:
Common stock	43	43
Additional paid-in capital	705,761	705,661
Deferred stock-based compensation	(1,999)	(2,791)
Accumulated other comprehensive income	2,505	1,538
Accumulated deficit	(222,620)	(203,824)
Total stockholders’ equity	483,690	500,627

Total liabilities and stockholders’ equity	$578,506	$599,281